

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 13, 2016

Dr. Mark W. Schwartz
President & Chief Executive Officer
Galena Biopharma, Inc.
2000 Crow Canyon Place, Suite 380
San Ramon, California 94583

> **Re:** **Galena Biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2016**
> **File No. 333-213908**

Dear Dr. Schwartz:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Incorporation of Certain Documents by Reference, page 29

1. Please update this section to incorporate by reference your Current Report on Form 8-K filed on October 6, 2016. For reference, please see Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: Thomas J. Knapp